

June 26, 2024

Lee Boyce
Executive Vice President and Chief Financial Officer
HAIN CELESTIAL GROUP INC
221 River Street
Hoboken, New Jersey 07030

      Re: HAIN CELESTIAL GROUP INC
           Form 10-K for the Fiscal Year Ended June 30, 2023
           File No. 000-22818

Dear Lee Boyce:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing